Mail Stop 4561
								August 4, 2005

By U.S. Mail and Facsimile to (843) 524-4510

Randolph C. Kohn
President and Chief Executive Officer
Coastal Banking Company, Inc.
36 Sea Island Parkway
Beaufort, South Carolina
29902

Re:	Coastal Banking Company, Inc.
	Form 10-KSB for Fiscal Year Ended December 31, 2004
      Filed March 30, 2005
	File No. 000-28333

Dear Mr. Kohn:

      We have reviewed your response and amendment filed August 3, 2005, and have the following additional comment.

General
1. We note the amendment filed in response to our prior comment; however, it does not comply with Rule 12b-15 of the Exchange Act Rules, which requires that amendments set forth the complete text of each item as amended. Please revise to include Exhibit 13 in its entirety.


*    *    *    *

      As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and response to our comment.

	You may contact Margaret Fitzgerald at (202) 551-3556 or me at
(202) 551-3851 if you have questions regarding comments on the financial statements and related matters.

	Sincerely,



	Paul Cline
	Senior Accountant

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Randolph C. Kohn
Coastal Banking Company, Inc.
August 4, 2005
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